EXHIBIT 12.1

West Bancorporation, Inc.
Computation of Ratios of Earnings (Loss) to Fixed Charges and Preferred Dividends
	Year Ended December 31,
(dollars in thousands)	2013	2012	2011	2010	2009
Excluding Interest on Deposits:
Fixed charges:
Interest expense	$3,645	$4,929	$4,976	$5,806	$7,088
1/3 of net rent expense	592	528	514	505	571
Total fixed charges	4,237	5,457	5,490	6,311	7,659
Preferred dividend requirement	—	—	895	1,800	1,800
Fixed charges and preferred dividends	$4,237	$5,457	$6,385	$8,111	$9,459

Income (loss) before income taxes	$24,211	$22,775	$21,340	$18,713	$(12,407)
Total fixed charges	4,237	5,457	5,490	6,311	7,659
Earnings (loss) before income taxes
and fixed charges	$28,448	$28,232	$26,830	$25,024	$(4,748)

Ratio of earnings (loss) before income taxes
and fixed charges to fixed charges	6.71	5.17	4.89	3.97	(0.62)
Ratio of earnings (loss) before income taxes
and fixed charges to fixed charges and
preferred dividends	6.71	5.17	4.20	3.09	(0.50)

Including Interest on Deposits:
Fixed charges:
Interest expense	$7,058	$9,464	$11,917	$19,023	$26,636
1/3 of net rent expense	592	528	514	505	571
Total fixed charges	7,650	9,992	12,431	19,528	27,207
Preferred dividend requirement	—	—	895	1,800	1,800
Fixed charges and preferred dividends	$7,650	$9,992	$13,326	$21,328	$29,007

Income (loss) before income taxes	$24,211	$22,775	$21,340	$18,713	$(12,407)
Total fixed charges	7,650	9,992	12,431	19,528	27,207
Earnings (loss) before income taxes
and fixed charges	$31,861	$32,767	$33,771	$38,241	$14,800

Ratio of earnings (loss) before income taxes
and fixed charges to fixed charges	4.16	3.28	2.72	1.96	0.54
Ratio of earnings (loss) before income taxes
and fixed charges to fixed charges and
preferred dividends	4.16	3.28	2.53	1.79	0.51